UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Intrawest Resorts Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46090K109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON Intrawest S.a r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,376,400
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,376,400
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,376,400
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON OO

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON Intrawest Europe Holdings S.a r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON OO

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON Intrawest Holdings S.a r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON OO

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON Intrawest Cayman L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON PN

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON FIG LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON OO

*
Solely in its capacity as the investment manager of each of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D), L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D), L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., Fortress Investment Fund IV (Coinvestment Fund G) L.P., Fortress IW Coinvestment Fund IV (Fund A) L.P., Fortress IW Coinvestment Fund IV (Fund B) L.P., Fortress IW Coinvestment Fund IV (Fund C) L.P., Fortress IW Coinvestment Fund IV (Fund D), L.P., and Fortress IW Coinvestment Fund IV (Fund G) L.P. (collectively, the "Funds"). The Funds collectively own 82.1% of the common units and 88.7% of the Class A Preferred Units of Intrawest Cayman L.P.

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON FORTRESS OPERATING ENTITY I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the holder of all the issued and outstanding interests of FIG LLC.

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON FIG Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 46090K109
1.	NAME OF REPORTING PERSON Fortress Investment Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,038,250*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,038,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,038,250*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.0% (based on 45,051,124 shares outstanding as of November 7, 2014)
12.	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

Item 1.

(a)	Name of Issuer:
The name of the issuer is Intrawest Resorts Holdings, Inc. (the "Issuer").
(b)	Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at 1621 18th Street, Suite 300, Denver, Colorado 80202.

Item 2.

(a)	Name of Person Filing:
This statement is filed by:
(i) Intrawest S.a r.l., a société à responsabilité limitée under the laws of Luxembourg, directly holds 8,376,400 shares of Common Stock of the Issuer reported herein;
(ii)
Intrawest Europe Holdings S.a r.l., a société à responsabilité limitée under the laws of  Luxembourg, directly holds 18,661,850 shares of Common Stock of the Issuer reported herein and owns 100% of Intrawest S.a r.l. and may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby;

(iii)
Intrawest Holdings S.a r.l., a société à responsabilité limitée under the laws of  Luxembourg, owns 100% of Intrawest Europe Holdings S.a r.l. and may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby;

(iv)
Intrawest Cayman L.P., a limited partnership formed under the laws of the Cayman Islands, owns 100% of Intrawest Holdings S.a r.l. and may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby;

(v)
FIG LLC, a Delaware limited liability company ("FIG"), is the investment manager of each of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D), L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D), L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., Fortress Investment Fund IV (Coinvestment Fund G) L.P., Fortress IW Coinvestment Fund IV (Fund A) L.P., Fortress IW Coinvestment Fund IV (Fund B) L.P., Fortress IW Coinvestment Fund IV (Fund C) L.P., Fortress IW Coinvestment Fund IV (Fund D), L.P., and Fortress IW Coinvestment Fund IV (Fund G) L.P.  (collectively, the "Funds"). The Funds collectively own 82.1% of the common units and 88.7% of the Class A Preferred Units of Intrawest Cayman L.P. and FIG LLC may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby;

(vi)
Fortress Operating Entity I LP, a Delaware limited liability company, is the holder of all the issued and outstanding interests of FIG LLC and may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby;

(vii) FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby; and
(viii)
Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficial own the shares of Common Stock beneficially owned thereby.

The foregoing persons, except for the Funds, are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office:
The address of the principal business office of each of the Reporting Persons is
c/o Fortress Investment Group LLC 1345 Avenue of the Americas 46th Floor New York, NY 10105 Attention: Michael Cohn
(c)	Citizenship:
See Item 4 of each of the cover pages.
(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Common Stock")
(e)	CUSIP Number:
46090K109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.
(b)	Percent of class: See Item 11 of each of the cover pages.
(c)	(i)	Sole power to vote or direct the vote:
See Item 5 of each of the cover pages.
	(ii)	Shared power to vote or direct the vote:
See Item 6 of each of the cover pages.
	(iii)	Sole power to dispose or direct the disposition:
See Item 7 of each of the cover pages.
	(iv)	Shared power to dispose or direct the disposition:
See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2015

INTRAWEST S.A R.L.

By:	/s/ Nick Fegan
Name:	Nick Fegan
Title:	Manager

INTRAWEST EUROPE HOLDINGS S.A R.L.

By:	/s/ Nick Fegan
Name:	Nick Fegan
Title:	Manager

INTRAWEST HOLDINGS S.A R.L.

By:	/s/ Nick Fegan
Name:	Nick Fegan
Title:	Manager

INTRAWEST CAYMAN L.P. By: Intrawest Cayman GP Ltd., its general partner

By:	/s/ David Brooks
Name:	David Brooks
Title:	Assistant Secretary

FIG LLC

By:	/s/ David Brooks
Name:	David Brooks
Title:	Secretary

[Signature Page to Intrawest Schedule 13G]

FORTRESS OPERATING ENTITY I LP By: FIG CORP., its general partner

By:	/s/ David Brooks
Name:	David Brooks
Title:	Secretary

FIG CORP.

By:	/s/ David Brooks
Name:	David Brooks
Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name:	David Brooks
Title:	Secretary

[Signature Page to Intrawest Schedule 13G]

EXHIBIT INDEX

Exhibit No.	Exhibit
1
Joint Filing Agreement, dated as of February 12, 2015, by and among Intrawest S.a r.l., Intrawest Europe Holdings S.a r.l., Intrawest Holdings S.a r.l., Intrawest Cayman L.P., FIG LLC, Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC.